June 9, 2025

Douglas Ward
Chief Executive Officer
Axiom Intelligence Acquisition Corp 1
Berkeley Square House, 2nd Floor
London W1J 6BD

       Re: Axiom Intelligence Acquisition Corp 1
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 2, 2025
           File No. 333-287279
Dear Douglas Ward:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
The Offering
Founder shares, page 22

1. We note disclosure on page 24 and elsewhere in the filing that "if the non-managing sponsor investors purchase or otherwise hold a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than our other public shareholders." Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and rights. Additionally, please revise your disclosure on page 164 to remove the reference to warrants.
 June 9, 2025
Page 2

Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your auditor revise their report to include their signature. Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at
202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Joshua N. Englard, Esq.